S&P 500® GEARED Fund Inc.®

FILE # 811-21611

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	AMOUNT PURCHASED	ISSUE SIZE	MEMBER OF UNDERWRITING SYNDICATE FROM WHOM FUND PURCHASED	UNDERWRITING SYNDICATE MEMBERS
03/16/2009	Northeast Utilities	516 shares ($10,423)	16,500,000 shares	Barclays Capital Inc.	J.P. Morgan Securities Inc. Barclays Capital Inc. Citigroup Global Markets, Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated Wachovia Capital Markets, LLC